Exhibit 99.2
Interim Management Report and Financial Review
Interim Management Report
Introduction
PureTech’s core mission is to give life to new classes of medicine to change the lives of patients with devastating diseases. With this mission in mind, we pioneered the hub-and-spoke business model. Our R&D engine has proven successful in this endeavor, having identified, developed and progressed 29 highly differentiated therapeutic approaches, including KarXT, LYT-100 (deupirfenidone) and the portfolio of Seaport Therapeutics, among others. We maintain one of the most impressive track records in the biopharma industry, with more than 80% of our clinical trials having demonstrated success since 2009.
Unique drug discovery approach
We believe that our high level of productivity and clinical success is a result of our distinctive approach to drug development. We first identify an area with significant patient need. We then explore therapeutic approaches that often have validated human efficacy but have not yet reached their full potential due to key limitations, such as the route of administration or side effects. Next, we work to unlock a potential new medicine’s full benefit while executing efficient de-risking experiments. We adhere to disciplined R&D strategies, and we only allocate resources to programs that reach our pre-specified thresholds for advancement. This allows us to pivot resources towards the programs with the greatest likelihood of advancement and has resulted in our success rate. Once a program has achieved a key value-generating inflection point, we determine whether the best path forward to maximize patient benefit and shareholder value is through continued internal development or via a Founded Entity, an asset sale, and/or partnering and royalty transactions.
We intend to utilize the same proven strategy to determine the ideal path for the advancement of our Internal Program, LYT-100, following the results of the Phase 2b trial by the end of this year. We will be guided by the data, and we will pursue the optimal route to deliver this potentially transformational medicine to patients and generate value for our shareholders.
Efficient funding model
Our Founded Entities serve as specialized platforms to pursue development with external partners, supporting timely progress of novel medicines to patients while also mitigating binary risk through a diverse portfolio. KarXT demonstrates how our Founded Entities are able to generate value for our shareholders, while also demonstrating our capital efficient approach. We allocated $18.5 million to the program, and – in addition to transforming the treatment landscape for patients with schizophrenia –Karuna's success has allowed us to generate approximately $1.1 billion in cash to date to fund our operations, fuel our next wave of innovation and return capital to shareholders. This has been realized through the monetization of a portion of our holdings in Karuna, gross proceeds from the BMS acquisition, and a strategic royalty agreement for KarXT with Royalty Pharma that provided us with capital in the short-term and which we believe has great potential for long-term earnings based on KarXT's future regulatory and commercial milestones, as well as product sales.
Our distinct business model and successes like Karuna have enabled us to be a well-capitalized organization: For more than six years we have been able to fund new and maturing programs to key inflection points without external funding at the PureTech Level, we have returned $150 million to shareholders via our share buyback program and Tender Offer, and – going forward – we aim to maintain at least three years of cash runway.
Commitment to shareholder value
Maximizing long-term shareholder value remains the Company’s top priority, and the Board and Management Team conduct a continual review of various strategies in order to unlock and crystallize value for shareholders. In doing so, the board aims to balance (1) opportunities for further capital returns, (2) sourcing and development efforts to grow our portfolio of potential new medicines and (3) support for our current programs and Founded Entities, all while serving patients in need.
PureTech’s expertise builds on a rich legacy of innovation. It spans the lifecycle of drug development, is infused with scientific entrepreneurship and maintains a capital efficient ethos. As we look towards the development of our next wave of innovation, we are focused on advancing candidates with validated efficacy within the rare and specialty disease spaces, and we look forward to providing updates in due course.
Notable Developments
Internal Programs
Our Internal Programs are guided by a strategy of leveraging validated efficacy to rapidly advance therapeutics with proven profiles. A deeper level of risk management at every stage of development is core to PureTech’s development philosophy. Importantly, our approach prioritizes maintaining the validated pharmacology of efficacious drugs while applying an innovative step to maximize their unrealized potential for patient needs.
Our lead Internal Program, LYT-100 (deupirfenidone), is currently in clinical development for IPF, which is a rare, progressive and fatal lung disease with a median survival of 2-5 years.1 Pirfenidone (Esbriet®) is approved for the treatment of IPF in the US and other countries, having been shown to slow the decline of lung function and extend life by an average of 2.5 years.1 It is one of two standard-of-care treatments for IPF, with nintedanib (Ofev®) being the other. Despite the proven efficacy of both treatments, only about 25 percent of patients with this rare, progressive and fatal disease are currently being treated with either standard-of-care drug,2 largely due to tolerability issues. Furthermore, combined sales of Esbriet and Ofev in 2022 were more than $4 billion, representing a significant market opportunity in IPF and other fibrotic lung diseases.3
LYT-100 maintains the pharmacology of pirfenidone but has a highly differentiated pharmacokinetic profile that has translated into favorable tolerability, as demonstrated by data from multiple human clinical studies. Our goal with the ongoing Phase 2b ELEVATE IPF trial is to validate the ability of LYT-100 to demonstrate a favorable tolerability profile and efficacy that’s comparable to pirfenidone, while also exploring the potential for enhanced efficacy at a higher dose. Based on clinical data generated to date, we believe that LYT-100 has the potential to disrupt the treatment paradigm for IPF and become the backbone antifibrotic for a range of combination therapies as well as the preferred monotherapy for IPF patients, including the 75% who are not currently on standard-of-care treatment. The trial is fully enrolled, and we look forward to sharing topline results by the end of 2024.
This program is emblematic of PureTech’s strategy. We identified a clear patient need with a large market opportunity and are efficiently advancing a drug candidate with a clear development path and existing clinical validation.
Founded Entities
Our Founded Entities have achieved significant milestones in the first half of 2024.
In March 2024, Karuna was acquired by BMS for approximately $14 billion, marking a significant advancement in our Founded Entity’s mission to deliver transformative medicines for people living with psychiatric and neurological conditions. Karuna is now a wholly owned subsidiary of BMS, and Karuna’s lead candidate, KarXT, has been granted a PDUFA date of September 26, 2024, for the treatment of schizophrenia in adults. If the drug is approved, this would unlock the first in a series of potential milestone payments to PureTech in the coming years as well as future royalties. Pending approval, BMS also announced that KarXT is expected to launch in late 2024.
In April 2024, PureTech launched Seaport with a $100 million oversubscribed Series A financing. The funding included participation from top tier biotech investors ARCH Venture Partners, Sofinnova Investments and Third Rock Ventures to progress the development of neuropsychiatric therapeutic candidates initially developed internally at PureTech. Seaport is advancing first and best-in-class medicines for the treatment of neuropsychiatric disorders using the Glyph platform. The Glyph platform is uniquely designed to allow drugs to be taken orally by targeting them directly into the lymphatic system (similar to the way a dietary lipid is absorbed) rather than the liver, which helps to reduce liver toxicities and enables more active drug to reach the desired target in the body. Seaport’s pipeline includes, SPT-300 (formerly LYT-300), an oral prodrug of allopregnanolone, which is being advanced for the treatment of major depressive disorder; SPT-320 (formerly LYT-320), a novel prodrug of agomelatine, which is being advanced for the treatment of generalized anxiety disorder; and SPT-348, a prodrug of a non-hallucinogenic neuroplastogen, which is in development for the treatment of mood and other neuropsychiatric disorders.
We also announced that we would be advancing LYT-200 (anti-galectin-9 mAb) through another Founded Entity, Gallop, for the treatment of hematological malignancies, such as AML and high-risk MDS, as well as metastatic/locally advanced solid tumors, including head and neck cancers. LYT-200 has displayed a favorable safety and tolerability profile in two ongoing Phase 1b clinical trials – one in AML and another in combination with BeiGene's tislelizumab in head and neck cancers. The Phase 1b clinical trial evaluating LYT-200 in relapsed/refractory AML and MDS patients is ongoing, and we expect additional data from the trial will be presented in a scientific forum in the fourth quarter of 2024. Also, the Phase 1b trial of LYT-200 in combination with tislelizumab in head and neck cancers is ongoing, with additional data expected in the fourth quarter of 2024. In 2024, the FDA granted LYT-200 Orphan Drug designation for the treatment of AML as well as Fast Track designation for the treatment of head and neck cancers.
Vedanta further advanced the development of a potential new category of oral therapies utilizing defined consortia of bacteria isolated from the human microbiome and grown from pure clonal cell banks. In May 2024, Vedanta announced that the first patient was dosed in the global Phase 3 RESTORATiVE303 clinical study of VE303, which is an orally administered defined bacterial consortium candidate that is being developed for the prevention of rCDI. The RESTORATiVE303 trial is evaluating the efficacy and safety of VE303 in patients with rCDI and is intended to form the basis for a BLA to be filed with the FDA. Vedanta announced that topline data are expected in 2026. In April 2024, Vedanta was awarded $3.9 million from CARB-X to advance Vedanta’s VE707 preclinical development program for reducing colonization and preventing subsequent infections caused by multidrug-resistant organisms. Vedanta expects the initiation of a Phase 1 trial in 2025. Vedanta also progressed its Phase 2 COLLECTiVE202 clinical trial of VE202 for the treatment of UC, for Vedanta anticipates topline data in 2025.
Vor has continued to develop its platform for crafting Hematopoietic Stem Cell to enable targeted therapies post-transplant. In January 2024, Vor announced it had dosed the first patient in VBP301, its Phase 1/2, multicenter, open-label, first-in-human study of VCAR33ALLO in patients with relapsed or refractory AML after standard-of-care transplant or a trem-cel transplant. Vor announced that it expects to release a VCAR33ALLO clinical trial data update in the second half of 2024. In March 2024, Vor announced that the FDA had granted Fast Track designation and Orphan Drug designation to VCAR33ALLO. In May 2024, Vor announced that the trem-cel clinical trial had been expanded to include patients diagnosed with MDS. Approximately 1,250 stem cell transplants occur annually in the US for patients with MDS and Vor’s approach represents an important advancement in potentially transforming treatment of these blood cancers. Vor’s trem-cel has the potential to enable the use of anti-CD33 therapies in those settings, and the company is exploring the potential use of trem-cel in combination with targeted therapies in these indications. Vor announced that it expects to provide a trem-cel clinical trial data update in the second half of 2024.
Sonde has continued to progress a voice-based artificial intelligence platform that detects changes in the sound of voice that are linked to health conditions – such as depression, anxiety and respiratory disease – to provide health tracking and monitoring. In March 2024, Sonde announced the publication of a new study that has validated the ability of the company’s mental fitness vocal biomarker platform to reliably distinguish individuals with elevated mental health symptoms. The four-week cohort study revealed a statistically significant correlation between voice-based identification of increased or decreased mental health risk with the results of the M3 Checklist, a clinically validated mental health assessment. In the July post-period, Sonde launched Sonde Cognitive Fitness, which analyzes eight vocal characteristics from 30-second voice interactions to provide insight into one’s cognitive state, helping people manage their mental well-being and productivity effectively.

Entrega has continued to progress its technology platform to enable the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. Entrega’s innovative approach uses a proprietary, customizable hydrogel dosage form to control local fluid microenvironments in the gastrointestinal tract in an effort to both enhance absorption and reduce the variability of drug exposure. Entrega has generated preclinical proof-of-concept data demonstrating administration of therapeutic peptides into the bloodstream of large animals.
In May 2024, Akili and Virtual Therapeutics, a company focused on improving mental health at scale using engaging, immersive games, announced the signing of a definitive merger agreement to form a diversified, leading digital health company. The merger closed in the July 2024 post-period, and Akili is now a wholly owned subsidiary of Virtual Therapeutics.
Cautionary Note Regarding Forward-Looking Statements
This Interim Management Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended. All statements contained in this Interim Management Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements that relate to our and our Founded Entities’ therapeutic candidates, operational plans, future prospects, objectives, developments and, strategies and expectations, the progress and timing of clinical trials and data readouts, our intentions for the advancement of LYT-100 and its potential to treat IPF, our expectations as to potential earnings based on KarXT's future regulatory and commercial milestones, our expectations as to the achievement of clinical milestones across our Founded Entity program, the maintenance of our cash runway, and our commitment to realizing long-term value for our shareholders. These forward-looking statements are based on the Company’s current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our ability to realize value from our Founded Entities; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our programs are designed to target; our ability to realize the benefits of our collaborations, licenses and other arrangements; the impact of government laws and regulations; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and the risks, uncertainties and other important factors described under the caption "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this Interim Management Report. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

1. Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17
2 Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc
3. Roche 2022 Annual Report and Boehringer Ingelheim 2022 Financial Results

Financial Review
Reporting Framework
You should read the following discussion and analysis together with our Condensed Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. You should read this discussion and analysis in conjunction with the risks identified in the “Risk Factor Annex" on pages 186 to 223 of our “Annual Report and Accounts 2023”, also included as Exhibit 15.1 to the Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 25, 2024. As a result of many factors, our actual results could differ materially from the results described in or implied by these forward-looking statements.
Our unaudited Condensed Consolidated Financial Statements as of June 30, 2024, and for the six months ended June 30, 2024 and 2023, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with IAS 34 as issued by the International Accounting Standards Board ("IASB"). This report should be read in conjunction with the Group’s 2023 Annual Reports and Accounts as of and for the year ended December 31, 2023.
The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc (the "Parent") and its consolidated subsidiaries, together "the Group". These financial statements consolidate PureTech Health plc’s subsidiaries and include the Group’s interest in associates by way of equity method, as well as investments held at fair value. Subsidiaries are those entities over which the Group maintains control. Associates are those entities in which the Group does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Group has neither control nor significant influence for financial accounting purposes, or when the investment in associates is not in instruments that would be considered equity for accounting purposes, we recognize our holdings in such entity as an investment at fair value with changes in fair value being recorded in the Condensed Consolidated Statement of Comprehensive Income/(Loss). For purposes of our Condensed Consolidated Financial Statements, each of our Founded Entities1 are considered to be either a “subsidiary", an “associate” or an "investment held at fair value" depending on whether the Group controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date, and depending on the form of the investment. For additional information regarding the accounting treatment of these entities, see Note 1. Material Accounting Policies to our Consolidated Financial Statements included in our 2023 Annual Report and Accounts. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below.
Business Background and Results Overview
The business background is discussed above in the Interim Management Report, which describes the business development of our Wholly-Owned Programs2 and Founded Entities.
Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more therapeutic candidates of our wholly-owned or Controlled Founded Entities3, which may or may not occur. Historically, certain of our Founded Entities therapeutics received marketing authorization from the FDA, but our Wholly-Owned Programs have not generated revenue from product sales to date.
Furthermore, our ability to achieve profitability will largely rely on successfully monetizing our investment in Founded Entities, including the sale of rights to royalties, entering into strategic partnerships, and other related business development activities.
We deconsolidated a number of our Founded Entities, specifically Vedanta Biosciences, Inc. ("Vedanta") in March 2023, Sonde Health Inc. ("Sonde") in 2022, Karuna Therapeutics, Inc. ("Karuna"), Vor Biopharma Inc. ("Vor") and Gelesis in 2019, and Akili in 2018.
Any deconsolidation affects our financials in the following manner:
•our ownership interest does not provide us with a controlling financial interest;
•we no longer control the Founded Entity's assets and liabilities, and as a result, we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our financial statements;
•we record our retained investment in the Founded Entity at fair value; and
•the resulting amount of any gain or loss is recognized.
We anticipate our expenses to continue to increase proportionally in connection with execution of our strategy around creating and supporting Founded Entities, as well as the ongoing development activities related mostly to the advancement into late-stage studies of the clinical programs within our Wholly-Owned Programs. We also expect that our expenses and capital requirements will increase in the near to mid-term as we:
•continue our research and development efforts;
•seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; and
•add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims.

More specifically, we anticipate that our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for our existing therapeutic candidates, evaluate new therapeutic candidates for investment and further development, progress additional therapeutic candidates into the clinic, as well as advance our technology platforms.
1.Founded Entities are comprised of the entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities3 and deconsolidated Founded Entities. As of June 30, 2024, deconsolidated Founded Entities included Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., Vor Bio, Inc., Gelesis, Inc., Sonde Health, Inc., and Vedanta Biosciences, Inc.
2.Wholly-Owned Programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company's wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company's funding or non-dilutive sources of financing. As of June 30 ,2024, Wholly-Owned Programs were developed by the wholly-owned subsidiaries including PureTech LYT, Inc., PureTech LYT 100, Inc. and Gallop Oncology, Inc. and included primarily the programs LYT-100, and LYT-200.
3.Controlled Founded Entities are comprised of the Company’s consolidated operational subsidiaries that currently have already raised third-party dilutive capital. As of June 30, 2024, Controlled Founded Entities included Entrega, Inc. and Seaport Therapeutics.

In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.
As a result, we may need substantial additional funding in the future, following the period described below in the Funding Requirement section, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time, we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates.
Measuring Performance
The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results of current period are compared with the results of the comparative period in the prior year.
Reported Performance
Reported performance considers all factors that have affected the results of our business, as reflected in our Condensed Consolidated Financial Statements.
Core Performance
Core performance measures are alternative performance measures which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Condensed Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS.

Cash flow and liquidity
PureTech Level cash, cash equivalents and short-term investments	Measure type: Core performance
Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries.

Why we use it: PureTech Level cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned Programs and make certain investments in Founded Entities.

Recent Developments (subsequent to June 30, 2024)
The Group has evaluated subsequent events after June 30, 2024 up to the date of issuance, August 28, 2024, of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these unaudited Condensed Consolidated Financial Statements or notes thereto.
Financial Highlights
The following is the reconciliation of the amounts appearing in our Condensed Consolidated Statement of Financial Position to the non-IFRS alternative performance measure described above:

(in thousands)	June 30 2024	December 31, 2023
Cash and cash equivalents	308,478	191,081
Short-term investments	191,938	136,062
Consolidated cash, cash equivalents and short-term investments	500,416	327,143
Less: cash and cash equivalents held at non-wholly owned subsidiaries	(99,778)	(1,097)
PureTech Level cash, cash equivalents and short-term investments	$400,638	$326,046

Basis of Presentation and Consolidation
Our Condensed Consolidated Financial Statements consolidate the financial information of PureTech Health plc, as well as its subsidiaries, and include our interest in associates and investments held at fair value, and are reported in reportable segments as described below.
Basis for Segmentation
Our Directors are our strategic decision-makers. Our operating segments are determined based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined each of our Wholly-Owned Programs represents an operating segment, and we have aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment. Each of our Controlled Founded Entities represents an operating segment. We aggregate each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For our entities that do not meet the definition of an operating segment, we present this information in the Parent Company and Other column in our segment footnote to reconcile the information in the segment discussion to our Condensed Consolidated Financial Statements. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.
There was no change to the reportable segments in 2024, except for the changes to the composition of the reportable segments as described below.
In January 2024, we launched two new Founded Entities (Seaport Therapeutics "Seaport" and Gallop Oncology "Gallop") to advance certain programs within the Wholly-Owned Programs segment. The financial results of these programs were included in the Wholly-Owned Programs segment as of and for the year ended December 31, 2023. Upon raising dilutive third-party financing in April 2024, the financial results of Seaport are included within the Controlled Founded Entities segment as the Group still maintains control over this entity. As of June 30, 2024, Alivio became dormant and did not meet the definition of operating segment. The financial results of this entity were removed from the Wholly-Owned Programs segment and are included in the Parent Company and Other column. The corresponding information for 2023 has been restated to include Alivio in the Parent Company and Other column, so that the segment disclosures are presented on a comparable basis.
Results of Operations
The following table, which has been derived from our unaudited financial statements for the six months ended June 30, 2024 and 2023, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items:

	Six Months Ended June 30,
(in thousands)	2024	2023	Change (2023 to 2024)
Contract revenue	$—	$750	$(750)
Grant revenue	288	2,400	(2,112)
Total revenue	288	3,150	(2,862)
Operating expenses:
General and administrative expenses	(27,758)	(26,166)	(1,592)
Research and development expenses	(38,928)	(53,146)	14,218
Operating income/(loss)	(66,398)	(76,163)	9,765
Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	—	61,787	(61,787)
Gain/(loss) on investments held at fair value	3,882	7,818	(3,936)
Realized gain/(loss) on sale of investments	151	—	151
Gain/(loss) on investments in notes from associates	11,612	(6,045)	17,657
Other income/(expense)	548	(1,134)	1,682
Other income/(expense)	16,193	62,426	(46,233)
Net finance income/(costs)	(1,468)	5,316	(6,784)
Share of net income/(loss) of associates accounted for using the equity method	(3,357)	(5,324)	1,967
Income/(loss) before income taxes	(55,030)	(13,744)	(41,286)
Tax benefit/(expense)	6,147	(11,807)	17,953
Net income/(loss) including non-controlling interest	(48,883)	(25,551)	(23,333)
Net income/(loss) attributable to the Owners of the Group	$(41,773)	$(25,004)	$(16,768)

Comparison of the Six Months Ended June 30, 2024 and 2023
Total Revenue

	Six Months Ended June 30,
(in thousands)	2024	2023	Change
Contract Revenue:
Controlled Founded Entities	$—	$750	$(750)
Total Contract Revenue	—	750	(750)
Grant Revenue:
Wholly-Owned Programs	288	135	153
Parent Company and Other	—	2,265	(2,265)
Total Grant Revenue	288	2,400	(2,112)
Total Revenue	$288	$3,150	$(2,862)
Our total revenue was $0.3 million for the six months ended June 30, 2024, a decrease of $2.9 million, or 91 percent compared to the six months ended June 30, 2023. The decrease in revenue was primarily due to the $2.3 million reduction in Parent Company and Other revenue which was mostly a result of the deconsolidation of Vedanta from our financial statements in March 2023, as well as $0.7 million reduction due to the completion of a revenue agreement for Entrega, one of our Controlled Founded Entities.
Research and Development Expenses

	Six Months Ended June 30,
(in thousands)	2024	2023	Change
Research and Development Expenses:
Wholly-Owned Programs	$(32,981)	$(45,139)	$(12,158)
Controlled Founded Entities	(5,710)	(368)	5,342
Parent Company and Other	(237)	(7,640)	(7,403)
Total Research and Development Expenses:	$(38,928)	$(53,146)	$(14,218)
Our research and development expenses were $38.9 million for the six months ended June 30, 2024, a decrease of $14.2 million, or 27 percent compared to the six months ended June 30, 2023. The decrease in research and development expenses was driven by 1) our reduced spending on clinical and CMC activities related to our wholly-owned programs due to the prioritization of research and development projects, whereby the Group elected to focus on programs where it believes it has the highest probability of success and reduced efforts in research and clinical stage projects where such probability of success is lower, 2) the decrease in employee related costs from lower headcount; and 3) the deconsolidation of Vedanta in March 2023 which resulted in us no longer including Vedanta’s research and development expenses in our Condensed Consolidated Financial Statements.
Wholly-Owned Programs: a decrease of $12.2 million in research and development expenses. $9.2 million of the decrease was due to 1) transfer of GLYPH platform, the related clinical programs and employees to Seaport, the expense of which is included in Controlled Founded Entities; 2) the prioritization of research and development projects as discussed above; and 3) the decrease in employee related costs from lower headcount. The remaining decrease was due to a $1.0 million decrease in asset impairment costs, a $0.6 million decrease in depreciation expense and a $1.4 million decrease in legal and consulting services in the six months ended June 30, 2024.
Controlled Founded Entities: an increase of $5.3 million in research and development expense due to the transfer of GLYPH platform, the related clinical programs and employees to Seaport.
Parent Company and Other: a decrease of $7.4 million due to the deconsolidation of Vedanta in March 2023, and the winding down of the Alivio program and the entity became dormant as of June 30, 2024.
General and Administrative Expenses

	Six Months Ended June 30,
(in thousands)	2024	2023	Change
General and Administrative Expenses:
Wholly-Owned Programs	$(4,450)	$(6,981)	$(2,531)
Controlled Founded Entities	(6,548)	(237)	6,311
Parent Company and Other	(16,759)	(18,947)	(2,188)
Total General and Administrative Expenses	$(27,758)	$(26,166)	$1,592
Our general and administrative expenses were $27.8 million for the six months ended June 30, 2024, an increase of $1.6 million, or 6 percent compared to the six months ended June 30, 2023. The increase was primarily due to a $4.0 million increase in stock based compensation largely resulting from stock awards granted to Seaport employees, offset by a $2.9 million decrease from the deconsolidation of Vedanta in March 2023.
Wholly-Owned Programs: a decrease of $2.5 million in general and administrative expenses was primarily driven by a decrease of $2.0 million in management fees charged by the parent company.
Controlled Founded Entity: an increase of $6.3 million in general and administrative expenses was primarily driven by the establishment and operation of Seaport including a $1.6 million increase in legal and advisory fees, $3.2 million increase in stock based compensation expense and a $1.3 million increase in payroll.
Parent Company and Other: a $2.2 million decrease in general and administrative expenses was primarily attributable to a $2.9 million decrease due to the deconsolidation of Vedanta in March 2023, a $1.5 million decrease in legal advisory costs primarily related to Gelesis notes and Merger Agreement in 2023, partially offset by a $2.2 million increase in management fee.

Total Other Income/(Expense)
Total other income was $16.2 million for the six months ended June 30, 2024 compared to $62.4 million for the six months ended June 30, 2023, a decrease of $46.2 million, or 74 percent. The decrease in other income was primarily attributable to the following:
•one time gain of $61.8 million recognized in 2023 as a result of the deconsolidation of Vedanta in March 2023, reflecting a decrease in other income of $61.8 million.
•a gain of $11.6 million in investments in notes from associates for the six months ended June 30, 2024 compared to a loss of $6.0 million for the six months ended June 30, 2023, reflecting an increase in other income of $17.7 million.
Net Finance Income/(Costs)
Net finance costs was $1.5 million for the six months ended June 30, 2024, compared to net finance income of $5.3 million for the six months ended June 30, 2023, an increase in net finance cost of $6.8 million or 128 percent. The increase was primarily attributable to the following:
•an increase in non-cash interest expense of $6.8 million related to the sale of future royalties liability due to the six months' accretion of the liability as well as the change to the liability based on the updated cash flow forecast in the six months ended June 30, 2024 as compared to the four months' accretion of the liability for the six months ended June 30, 2023.
•an increase in finance costs of $4.3 million related to changes in the fair value of subsidiary preferred share liabilities: an income of $2.6 million for the reduction in fair value of Vedanta and Follica preferred share liability for the six months ended June 30, 2023 compared to an expense of $1.6 million for the increase in fair value of Seaport preferred share liability for the six months ended June 30, 2024.
The above increases in finance costs were partially offset by an increase in interest income of $4.0 million for the six months ended June 30, 2024 due to increased cash and cash equivalent and short-term investment balances as well as higher interest rates earned for the period.
Share of Net Income/(Loss) of Associates Accounted for Using the Equity Method
For the six months ended June 30, 2024, the share in net loss of associates reported under the equity method was $3.4 million as compared to the share in net loss of associates of $5.3 million for the six months ended June 30, 2023, a decrease in loss of $2.0 million or 37 percent. The decrease was primarily attributable to a decrease in Gelesis losses as it went bankrupt in October 2023 and the carrying value of our investment in Gelesis was reduced to zero as of December 31, 2023.
Taxation
For the six months ended June 30, 2024, the income tax benefit was $6.1 million, compared to an income tax expense of $11.8 million for the six months ended June 30, 2023. The decrease in income tax expense was primarily due to recording an income tax benefit for the six months ended June 30, 2024, related to generated tax credits, recognizing a capital loss from the Akili investment, partially offset by a discrete income tax expense related to the market-to-market investment adjustments, compared to the recording of an income tax expense in the six months ended June 30, 2023 due to nonrecurring events of the sale of future royalties to Royalty Pharma, partially offset by the deconsolidation of Vedanta.
Material Accounting Policies and Significant Judgments and Estimates
Our financial review of the financial condition and results of operations is based on our interim financial statements, which we have prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with IAS 34 as issued by the International Accounting Standards Board (“IASB”). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.
Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.
The accounting policies most critical to the judgments and estimates used in the preparation of our financial statements have not changed from those disclosed in Note 1, Material Accounting policies of the accompanying notes to the Consolidated Financial Statements included in our 2023 Annual Report and Accounts except for the adoption of new and amended IFRS Accounting Standards as set out in Note 2. New Standards and Interpretations to our Condensed Consolidated Financial Statements.

Cash Flow and Liquidity
Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:
•the expenses incurred in the development of wholly-owned and Controlled Founded Entity therapeutic candidates;
•the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates;
•the revenue, if any, generated from licensing and royalty agreements with Founded Entities;
•the financing requirements of the Wholly-Owned Programs and our Founded Entities;
•the investing activities including the monetization, through sale, of shares held in our public Founded Entities; and
•repurchases of our shares
As of June 30, 2024, we had consolidated cash and cash equivalents of $308.5 million and short term investments of $191.9 million. As of June 30, 2024, we had PureTech Level cash, cash equivalents and short-term investments of $400.6 million. PureTech Level cash, cash equivalents and short term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short term investments and a reconciliation to the IFRS number, see the section Measuring Performance earlier in this Financial review).
Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Six Months Ended June 30,
(in thousands)	2024	2023	Change
Net cash used in operating activities	$(80,014)	$(65,133)	$(14,881)
Net cash provided by investing activities	236,512	173,885	62,627
Net cash provided by (used in) financing activities	(39,101)	91,897	(130,998)
Net increase (decrease) in cash and cash equivalents	$117,397	$200,649	$(83,252)
Operating Activities
Net cash used in operating activities was $80.0 million for the six months ended June 30, 2024, as compared to $65.1 million for the six months ended June 30, 2023, an increase of $14.9 million in net cash used in operating activities. The increase in cash outflows is primarily attributable to $15.1 million increase in estimated tax payments related to the sale of the Karuna shares and $19.0 million change in operating assets and liabilities including $10.8 million change in operating assets largely related to accounts receivable and $8.2 million change in operating liabilities due to the timing of payments in the normal course of business, partially offset by $9.8 million decrease in operating loss and $7.2 million increase in cash receipts from interest income.
Investing Activities
Net cash provided by investing activities was $236.5 million for the six months ended June 30, 2024, as compared to net cash provided by investing activities of $173.9 million for the six months ended June 30, 2023, an increase of $62.6 million in net cash provided by investing activities.
The increase in the net cash inflow was primarily attributed to the $292.7 million proceeds received from the sale of Karuna shares in 2024, and two investing cash outflows in 2023 that did not occur in 2024 ($15.4 million investments in subsidiary notes, $13.8 million cash deduction from the deconsolidation of Vedanta) partially offset by increased cash outflow from short-term investment activities (redemptions, net of purchases) amounting to $258.8 million.
Financing Activities
Net cash used by financing activities was $39.1 million for the six months ended June 30, 2024, as compared to net cash provided by financing activities of $91.9 million for the six months ended June 30, 2023, a decrease of $131.0 million in net cash from financing activities. The decrease in net cash from financing activities was primarily attributable to $100.0 million received during the six months ended June 30, 2023 in respect of the sale of future Karuna royalties, and no such proceeds received during the six months ended June 30, 2024. The decrease is further attributable to the $101.6 million cash used for the purchase of shares in connection with the Tender Offer (see note 10. Equity). The decreases were partially offset by an increase of $68.1 million proceeds received from the sale of preferred shares of Seaport.

Funding Requirements
We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets as of June 30, 2024 will be sufficient to fund our operations and capital expenditure requirements for at least three years. We expect to incur substantial additional expenditures in the near term to support our ongoing and future activities. We anticipate we will continue to incur net operating losses for the foreseeable future to support our existing Founded Entities and newly launched Founded Entities (Seaport Therapeutics and Gallop Oncology), and our strategy around creating and supporting other Founded Entities, should they require it, to reach significant development milestones over the period of the assessment in conjunction with our external partners. We also expect to incur significant costs to advance our Wholly-Owned Programs, to continue research and development efforts, to discover and progress new therapeutic candidates and to fund the Group’s operating costs for at least three years. Our ability to fund our therapeutic development and clinical operations as well as ability to fund our existing, newly founded and future Founded Entities, will depend on the amount and timing of cash received from planned financings, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including:
•the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;
•the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property related claims;
•the emergence of competing technologies and products and other adverse marketing developments;
•the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities;
•the number and types of future therapeutics we develop and support with the goal of commercialization;
•the costs, timing and outcomes of identifying, evaluating, and investing in technologies and drug candidates to develop as Wholly-Owned Programs or as Founded Entities;
•the costs of commercialization activities for any of the therapeutic candidates within our Wholly Owned Program that receive marketing approval, including the costs and timing of establishing therapeutic sales, marketing, distribution and manufacturing capabilities, or entering into strategic collaborations with third parties to leverage or access these capabilities; and
•the success of our Founded Entities and their need for additional capital.
A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.
Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.